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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              LANNETT COMPANY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   516012 10 1
                                 (CUSIP Number)

                               Mr. William Farber
                      Chairman and Chief Executive Officer
                                 Lannett Company
                                 9000 State Rd.
                             Philadelphia, PA 19136
                                 (215) 333-9000

                                 With a copy to:

                             Robert J. Gordon, Esq.
                           Jaffe, Raitt, Heuer & Weiss
                            Professional Corporation
                                   Suite 2400
                               One Woodward Avenue
                             Detroit, Michigan 48226
                                 (313) 961-8380
                 (Name, address and telephone number of persons
                authorized to receive notices and communications)

                                February 4, 2004
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (11-03)


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CUSIP No. 516012 10 1                                                Page 2 of 4

                                  SCHEDULE 13D

CUSIP No. 516012 10 1

1         Name Of Reporting Person            WILLIAM FARBER
          I.R.S. Identification No. of Above Person (entities only):

2         Check The Appropriate Box If A Member Of A Group
            (a)      / /
            (b)      / /

3         Sec Use Only

4         Source Of Funds (See Instructions)     NOT APPLICABLE

5         Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)              / /

6         Citizenship Or Place Of Organization   UNITED STATES OF AMERICA

   Number Of                         7      Sole Voting Power                   13,306,129
   Shares Beneficially
   Owned By                          8      Shared Voting Power                 -0-
   Each Reporting
   Person With                       9      Sole Dispositive Power              13,306,129

                                     10     Shared Dispositive Power            -0-

11        Aggregate Amount Beneficially Owned By Each Reporting Person          13,306,129

12        Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)             / /

13        Percent Of Class Represented By Amount In Row (11)   66.27%

14        Type Of Reporting Person (See Instructions)       IN

CUSIP No. 516012 10 1                                                Page 3 of 4

This Amendment No. 2 amends and restates in its entirety the 13D filed with the Commission on February 28, 1991, by William Farber to update his current holdings.

ITEM 1. SECURITY AND ISSUER.

         This Statement relates to the common stock, $.001 par value (the "Common Stock") of Lannett Company, Inc. (the "Issuer"), whose principal executive offices are located at 9000 State Road, Philadelphia, PA 19136.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is filed by William Farber, whose business address is 9000 State Road, Philadelphia, Pennsylvania 19136. Mr. Farber is employed as Chairman and Chief Executive Officer of Issuer, whose principal address is the same as Mr. Farber's business address.

         Mr. Farber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five (5) years.

         Mr. Farber has not been involved in any proceedings during the past five (5) years relating to any federal or state securities laws. Mr. Farber is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4. PURPOSE OF TRANSACTION.

         In order to seek diversification of his overall financial portfolio, Mr. Farber has granted to a third party acquirer (the "Acquirer") an option ("Option") to purchase all of Mr. Farber's Common Stock of the Issuer pursuant to an option agreement described in Section 5 below. Because of Mr. Farber's large percentage ownership interest in the Issuer, if the Acquirer exercises the Option, such a sale of his Common Stock could lead to any of the actions or consequences noted in clauses (a) through (j) of Item 4 of Form 13D, including a change in the present board of directors or management of the Issuer. However, this decision would rest solely in the hands of the Acquirer. If the Acquirer exercises the Option and acquires Mr. Farber's shares of Common Stock, the Acquirer is obligated pursuant to the Option to either make a tender offer (to the extent permitted by law) to the remaining shareholders of the Issuer or to use its commercially reasonable efforts to enter into a business combination with the Issuer that could result in the Acquirer acquiring the remaining outstanding shares of the Issuer. The total price per share to be paid pursuant to any such tender offer or business combination must be no less than the higher of (i) the average closing price of such shares as publicly reported by the American Stock Exchange over the 10 trading days ending one trading day prior to the date on which there is a public announcement of the grant of the Option, and
(ii) the total price per share paid to Farber, including any contingent additional consideration. The decision to approve or disapprove of any such tender offer or business combination will rest with the Board of Directors and/or the remaining shareholders of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) 13,306,129 shares, or 66.27% of the outstanding common stock of the Issuer.

         (b) William Farber has sole power to vote and dispose of all of the shares referenced in clause (a).

         (c) None.


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CUSIP No. 516012 10 1                                                Page 4 of 4


         (d) Mr. Farber's IRA has the right to receive dividends on, or the proceeds from the sale of, 26,250 of Mr. Farber's shares of Common Stock of the Issuer.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         Pursuant to a Stock Purchase Option Agreement (the "Option"; a copy of which is attached as an exhibit to this filing pursuant to Item 7 below), Mr. Farber has granted an irrevocable stock option to [CONFIDENTIAL TREATMENT - INFORMATION FILED SEPARATELY WITH THE COMMISSION] (the "Acquirer") to purchase all of his shares of the Common Stock of the Issuer for $14.56 per share plus contingent additional consideration. The Acquirer has the right to exercise the Option, and buy Mr. Farber's stock, any time between now and August 6, 2004. If the Acquirer exercises the Option and acquires Mr. Farber's shares of Common Stock, the Acquirer is obligated pursuant to the Option to either make a tender offer (to the extent permitted by law) to the remaining shareholders of the Issuer or to use its commercially reasonable efforts to enter into a business combination with the Issuer that could result in the Acquirer acquiring the remaining outstanding shares of the Issuer. The total price per share to be paid pursuant to any such tender offer or business combination must be no less than the higher of (i) the average closing price of such shares as publicly reported by the American Stock Exchange over the 10 trading days ending one trading day prior to the date on which there is a public announcement of the grant of the Option, and (ii) the total price per share paid to Farber, including any contingent additional consideration. The decision to approve or disapprove of any such tender offer or business combination will rest with the Board of Directors and/or the remaining shareholders of the Issuer. Except as disclosed above, there are no contracts, arrangements, understandings or relationships, (legal or otherwise) among Mr. Farber and any person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Stock Purchase Option Agreement, dated as of February 4, 2004.




                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   /s/ William Farber
                                             ----------------------------------
                                                   William Farber


DATED: February 6, 2004



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                                 EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------

     1               Stock Purchase Option Agreement, dated
                     as of February 4, 2004.